

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2013

<u>Via U.S. Mail</u>
Omri Morchi
President
JobLocationMap, Inc.
153 W. Lake Mead Pkwy #2240
Henderson, NV 89015

>   **Re: JobLocationMap, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed April 30, 2013**
>   **File No. 333-188225**

Dear Mr. Morchi:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

- Disclose that you are an emerging growth company;

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Your disclosure indicates that you are a development stage company that intends to engage in the development of a visual job search service. It appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Please revise your disclosure throughout your registration statement to comply with Rule 419 under the Securities Act of 1933 in view of the following:

- Your disclosure indicates that you are development stage company issuing penny stock.
- You have no revenues, and no contracts or agreements with customers or suppliers and have conducted little business activity.
- You have nominal assets.

Alternatively, please provide us with a detailed explanation as to why Rule 419 does not apply to your offering.

4. Given the amount and nature of your current assets and operations, it appears that you may be a shell company. Please note that the definition of a shell company as set forth in Rule 405

of Regulation C under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Please revise disclosure throughout the registration statement, including the cover page, to state that you are currently a shell company, or otherwise provide us with a detailed legal analysis explaining why you would not qualify as such. If you conclude that your company is a shell company, please also disclose the consequences of that status, such as, but not limited to, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Prospectus Cover Page

5.   You state both that your offering is being made on an "all or nothing" basis and that it is a "best efforts" offering with no minimum number of shares required to be sold to close the offering. Since these offering types are mutually exclusive, please revise the cover page and throughout your document as appropriate to clarify the basis on which you are conducting your offering.

6.   If, as it appears, you are conducting a best efforts, no minimum offering, please revise the cover page to specifically address the "no minimum" structure of the transaction. In this regard, the cover page disclosure should reflect the possibility that all of the shares may not be sold and should address the range of possible outcomes, including the possibility that the amount raised may be minimal and may not even cover the costs of the offering. In addition, please revise other relevant sections of the prospectus, such as the risk factors, to address the impact the various outcomes could have on your business plans.

7.   Please review and revise your disclosure on the cover page to present the information in a way that enhances readability and is in accordance with the plain English principles provided in Rule 421(d) of Regulation C. For instance, please avoid the use of defined terms and repetitive disclosure.

Prospectus Summary, page 1

8.   Please relocate the initial paragraph relating to forward-looking statements so that it appears later in the prospectus, after risk factors.

9.   If your offering is made on a best efforts, no minimum basis, it is not appropriate to present information in the prospectus as though all of the shares of common stock will be sold. Where you reference shares to be sold in this offering, please revise throughout to indicate a range of possible outcomes with respect to the number of shares to be sold, the number of shares outstanding after the offering and the possible proceeds to be generated thereby.

10.   When discussing the proceeds from this offering, please revise to present the proceeds on a net basis. We note that you estimate incurring offering expenses of approximately $12,500.

Risk Factors

Risks Relating to Our Business

"We may not be able to execute our business plan or stay in business…," page 5

11.   Please expand this risk factor, or add a separate risk factor, to address your liquidity
        position in quantified terms. Specifically, disclose in the risk factor subheading your
        available cash resources as of the most recent practicable date and the minimum number
        of months those cash resources will allow you to meet your financial obligations. Your
        risk factor discussion should specify the dollar amount, less your available cash
        resources, needed to meet your financial obligations for the next 12 months and discuss
        the related risks. Ensure that your disclosure here is consistent with your Liquidity and
        Capital Resources discussion in MD&A.

Risks Relating to Our Common Stock, page 7

General

12.   Please include risk factor disclosure informing potential investors that you have not
        conducted an evaluation of the effectiveness of your internal control over financial reporting.
        In addition, consistent with Item 308 of Regulation S-K, revise to indicate that you will not
        be required to conduct any such evaluation until your second annual report. Such disclosure
        should address the resulting risks to potential investors created by these circumstances.

13.   Given that you currently have two shareholders of record, it appears likely that you will
        have fewer than 300 shareholders following the completion of the offering. Please
        consider adding appropriate risk factor disclosure to explain the automatic reporting
        suspension of Section 15(d) of the Exchange Act and the potential effects on the
        company and its investors, including with respect to your ability to have the price of your
        securities quoted on the OTC Bulletin Board.

Use of Proceeds, page 13

14.   If your offering is made on a best efforts, no minimum basis, please revise your
        disclosure to indicate the order of priority of each of your intended uses of the net
        proceeds if substantially less than the maximum proceeds are obtained. In this regard,
        please expand your disclosure to discuss how you will use the net proceeds from this
        offering in the event you sell 25%, 50%, 75% and 100% of the shares offered. For
        guidance, see Instruction 1 to Item 504 of Regulation S-K. In this regard we note your
        disclosure on page 33, that if you do not sell all of the shares in this offering, you will not
        implement your business plan at all, except maintaining your reporting with SEC and
        remain in good standing with the state of Nevada.

Description of Business, page 17

General

15.   Throughout your document, you describe your website as a social networking website and compare your intended market with the market for social networking websites. Given the description of the services that you intend to provide, please explain further how your business platform constitutes social networking rather than a career or job website. Please revise your document as appropriate or advise.

The Market Opportunity, page 19

16.   We note your reference to third-party industry reports such as the May 2010 eMarketer report. Please provide us with marked copies of any third-party reports cited in your document and include cross-references to the pages of your filing where the highlighted text is cited. Tell us whether any third-party reports referenced in your document were prepared specifically for this filing.

Effect of Existing or Probable Government Regulation, page 21

17.   Provide us with the basis for your belief that government regulation will not have a material impact on the way you conduct your business. In reaching this conclusion, tell us whether you have considered regulations relating to issues such as user privacy, security of user data, anti-spam regulations and the like. In addition, please explain your reference to "alcohol related content" that may be available on your website.

Financial Statements

18.   As you prepare your amended filing, please update your financial statements to comply with Rule 8-08 of Regulation S-X.

Exhibit 5.1

19.   We note that the par value referenced in the legality opinion is inconsistent with that referenced in the registration statement. Please advise.

20.   Counsel opines in relevant part that the shares covered by the registration statement "are fully paid and non-assessable." Please revise to provide a legality opinion that is consistent with the terms of your primary offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Pat Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, the undersigned, at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Harold P. Gewerter, Esq.
        Harold P. Gewerter, Esq. Ltd.